April 26, 2007
Via Edgar and Courier
Mary K. Fraser, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549-7010

Re:	Biodel Inc.
Form S-1 Registration Statement
File No. 333-140504
Dear Ms. Fraser:
     We have filed with the Securities and Exchange Commission (the “Commission”) by EDGAR a copy of Amendment No. 2 to the Registration Statement on Form S-1 of Biodel Inc. (the “Company”) filed with the Commission on February 7, 2007, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on March 27, 2007. Amendment No. 2 has been marked to show changes from Amendment No. 1. We are also delivering to you by courier a clean and a marked copy of Amendment No. 2.
     This will also confirm certain conversations with the Staff of the Commission held on April 25, 2007. As reflected in Amendment No. 2, the Company has utilized an historical volatility level of a comparable company group in its Black-Sholes pricing model to calculate share-based compensation. The historical volatility level used is 60%, which is approximately the median value of a comparable company group consisting of the following companies: MannKind Corporation, Depomed Inc., Alkermes Inc. and Nektar Therapeutics.
     The Company has eliminated two companies, Amylin Phamaceuticals Inc. (“Amylin”) and Emisphere Technologies Inc. (“Emisphere”), from its prior comparable company group. After further review of the guidance of SFAS 123R, the Company eliminated Amylin from the group because the Company determined that Amylin was of a disproportionately large size in terms of market capitalization relative to the other companies in the group. The Company eliminated Emisphere because recent adverse events relating to this company, including product

Mary K. Fraser, Esq.

failures and changes in senior management, not experienced by the Company or any of the members of the comparable company group, rendered the volatility level of Emisphere disproportionately high relative to the volatility of the other companies in the group.
     After the elimination of Amylin and Emisphere from the Company’s comparable company group, the median value for the reduced comparable company group is 60.5%, or approximately 60%, which is the volatility value used by the Company to calculate stock-based compensation expense in accordance with SFAS 123R, as noted above. Please see pages 40 and F-10 for the Company’s disclosure with respect to its determination of volatility.
     Please do not hesitate to call me with any questions at (212) 704-6193.

Very truly yours,
/s/ William D. Freedman

William D. Freedman

WDF:mak
Enclosures

cc:	Mr. Jeffrey P. Riedler
US Securities and Exchange Commission

Mr. James Rosenberg
US Securities and Exchange Commission

Ms. Lisa Vanjoske
US Securities and Exchange Commission

Ms. Tabatha Akins
US Securities and Exchange Commission

Solomon S. Steiner, Ph.D.
Biodel Inc.

Stuart R. Nayman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

Michael J. Shef, Esq.
Troutman Sanders LLP